

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-Mail
Michael Hansen
President and Chief Executive Officer
MediaNet Group Technologies, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re:** **MediaNet Group Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed March 30, 2011**
> **Current Report on Form 8-K**
> **Filed March 2, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-49801**

Dear Mr. Hansen:

We have reviewed your response filed January 10, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 13. Certain Relationships and Related Transactions and Director Independence, page 57

1. We note your response to comment two in our letter dated January 6, 2012. Please confirm that you will disclose in future filings your intention to deed free and clear title to each parcel of land to any Business Associate who meets the goals that will be specifically determined, published and announced to the entire Business Associate

network during 2012. In your response to this comment, please provide us with your proposed disclosure.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief